Sino Land Company Limited

信和置業有限公司

2004-2005
Interim Report
二零零四年至二零零五年度
中期報告書



05007263
PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL

信和置業有限公司
Sino Land Company Limited

This interim report ("Interim Report") (in both English and Chinese versions) has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Interim Report.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Interim Report posted on the Company's website will promptly upon request be sent the Interim Report in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Standard Registrars Limited.

此中期報告書（「中期報告書」）（英文及中文版）已於本公司網頁http://www.sino-land.com登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、財務摘要報告（如適用）、中期報告書、中期摘要報告（如適用）、會議通告、上市文件、通函及代表委任表格）以代替其印刷本之股東，均可要求索取中期報告書之印刷本。

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御林皇府 The Royal Oaks

CONTENTS 目錄

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, OBE, JP*
Paul Cheng Ming Fun, JP*
Allan Zeman, GBS, JP*
Raymond Tong Kwok Tung
Yu Wai Wai

(* Independent Non-executive Directors)

Audit Committee
Paul Cheng Ming Fun, JP, Chairman
Ronald Joseph Arculli, GBS, OBE, JP
Allan Zeman, GBS, JP

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Baker & McKenzie

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : info@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	14th April, 2005 to 19th April, 2005 (both dates inclusive)
Deadline for returning scrip dividend election forms	11th May, 2005 4:30 p.m.
Interim Dividend	HK8.5 cents per share
Payable	18th May, 2005

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

INTERIM RESULTS AND DIVIDENDS

The Group's unaudited consolidated turnover and net profit for the six months ended 31st December, 2004 was HK$2,962.2 million and HK$1,409.3 million respectively. Net profit of HK$1,409.3 million for the interim period represents an increase of 132% when compared with HK$607.0 million for the corresponding period last year. Earnings per share for the period was 32.72 cents.

The Directors have declared an interim dividend of 8.5 cents per share payable on 18th May, 2005 to those shareholders whose names appear on the Register of Members of the Company on 19th April, 2005.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 20th April, 2005. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 18th May, 2005.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) Land Bank

During the interim period ended 31st December, 2004, the Group acquired seven plots of land for residential and commercial developments comprising approximately 5.8 million square feet of total attributable gross floor area. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Fuk Wing Street/Fuk Wa Street, Sham Shui Po, Kowloon NKIL 6425	Residential/ Commercial	100%	134,044
2.	Ma Wo, Tai Po, New Territories TPTL 179	Residential	100%	114,487
3.	256 Hennessy Road, Wan Chai, Hong Kong IL 2769	Commercial	100%	71,862

BUSINESS ACTIVITIES *(Continued)*

(1) Land Bank *(Continued)*

	Location	**Usage**	**Group's Interest**	**Attributable Gross Floor Area** *(Square feet)*
4.	305 Castle Peak Road, Kowloon NKIL 939	Residential/ Commercial	100%	64,800
5.	464 – 474 Castle Peak Road, Cheung Sha Wan, Kowloon NKIL 1175 – 1177	Residential/ Commercial	100%	58,037
6.	Kwu Tung, New Territories Lot 2596, DD92	Residential	100%	23,638
7.	2004G12, North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC	Residential/ Commercial	100%	5,312,368
				5,779,236

As at 31st December, 2004, the Group's land bank, including properties held for sale, properties under development and completed investment properties, amounted to a total gross floor area of approximately 25.5 million square feet comprising a balanced portfolio of properties of which 58% is residential; 24% commercial; 9% industrial; 6% car parks and 3% hotels. The Group will continue to replenish its land bank with quality sites to optimise its earnings potential.

In February 2005, the Group acquired one plot of land in the junction of Sheung Yuet Road and Wang Chiu Road in Kowloon Bay for commercial development. It is anticipated that a total of approximately 609,000 square feet of gross floor area will be developed. With this new acquisition of land, the Group's total land bank has increased to a total of 26.1 million square feet.

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities

During the interim period ended 31st December, 2004, the Group completed the following developments with a total attributable gross floor area of approximately 1.8 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Residence Oasis, TKOTL No. 24, 15 Pui Shing Road, Tseung Kwan O, New Territories	Residential	60%	895,470
2.	Oceania Heights, 2 Hoi Chu Road, Tuen Mun, New Territories	Residential/ Retail	100%	341,859
3.	The Cairnhill, Route Twisk, TWTL395, Area 40, Tsuen Wan, New Territories	Residential	25%	206,909
4.	The Royal Oaks, 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
5.	Anglers' Bay, 18A Castle Peak Road, Sham Tseng, New Territories	Residential	50%	88,668
6.	Caldecott Hill, 2 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,737
7.	Colonnades Court, Hu Li Nan Bu & North of Hai Tian Lu, Xiamen Lot No. 89 – C5, PRC	Residential/ Retail	100%	70,162
				1,795,645

The Group expects to complete the following project with an aggregate attributable gross floor area of approximately 98,909 square feet in the second half of financial year 2004/2005:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	St Andrews Place, 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
				98,909

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities

Earnings from property sales for the interim period ended 31st December, 2004 were mainly derived from the sale of residential units from five new developments namely Residence Oasis, Oceania Heights, The Cairnhill, Anglers' Bay and Caldecott Hill. In total, approximately 95% of the units in these projects have been sold. The sale of Parc Palais was encouraging with a total of 83% of the total units sold.

(4) Rental Activities

As at 31st December, 2004, the Group had 9.2 million square feet of attributable gross floor area of completed investment properties. The portfolio comprises diversified properties: 51% commercial developments; 23% industrial developments; 17% car parks; 7% hotels; and the balance of 2% being residential.

Our asset enhancement programme which is being implemented in some of the key properties continues to have an impact. The programme involves the renovation of retail malls emphasizing on user-friendly layouts and higher visibility for the shops to attract more traffic; adjustment of tenant mix to satisfy changing customer needs; and re-alignment of use of space in order to enhance rental income.

During the period under review, the retail sector experienced strong growth in shopper traffic and business mainly due to the strength of the local economy, improved consumer confidence, increasing consumption and the growing number of tourists. Our flagship retail malls namely Tuen Mun Town Plaza Phase I, Olympian City shopping malls, and China Hong Kong City enjoyed favourable growth in rental rates with high level of occupancy.

The Group's office portfolio has also shown rental increases due to increasing business activity. Tsim Sha Tsui Centre benefited from the opening of the KCR East Tsim Sha Tsui Station and its fully air-conditioned subway links with convenient travellators. The Skyline Tower, completed in the financial year 2003/2004, is now over 90% let. Raffles City Shanghai, in which Sino Land has 19% interest, completed in the same financial year, also enjoyed high occupancy.

The gross rental revenue of the Group, including the attributable share of its associates, increased by 4.6% to HK$570 million for the interim period ended 31st December, 2004 compared with HK$545 million in the previous interim period with satisfactory overall occupancy and improved rental rates in general. The Group's strategy of building its developments in favourable locations and with diverse themes, is the significant contributing factor which ensures solid recurrent earnings.

BUSINESS ACTIVITIES *(Continued)*

(5) Finance

As at 31st December, 2004, the Group's gearing was 18.5%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 15% was repayable within one year, 22% repayable between one and two years and 63% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$12,864 million, comprising cash on hand of approximately HK$4,248 million together with committed undrawn facilities of approximately HK$8,616 million. Total asset and shareholders' fund of the Group amounted to HK$47 billion and HK$33 billion respectively.

In November 2004, the Company, through its wholly-owned subsidiary, Getsmart Finance Limited, issued HK$2,500,000,000 1.625% Guaranteed Convertible Bonds due 2009. The transaction received an overwhelming response from a wide spectrum of investors and, as a result, the 'Green Shoe' was exercised. Fund raised on this transaction was for general corporate purpose. The new Convertible Bonds are denominated in Hong Kong dollars, the financing will not pose any additional foreign exchange risk to the Group.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2004. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 31st December, 2004, the Group had approximately 15.4 million attributable square feet of gross floor area of development land bank, of which approximately 90% is designated for residential projects to be developed over the next five years.

The Group re-affirms its commitment to building premium properties, and wherever possible to incorporate environmentally friendly and contemporary design concepts and features in its new developments and property management to provide better quality housing and yet higher standards of service, resulting in an improved lifestyle for its customers. Management continues to conduct regular reviews of its properties and where necessary makes improvements, to maintain its reputation for the highest standards of quality and service.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2004.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that the interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in our daily operations and business development.

The Group has a strong commitment to corporate citizenship. The Community Care Committee (the "Committee") which was set up in the financial year 2003/2004 is responsible for promoting environmental protection initiatives, organizing social community services and charitable events. The Committee has organized a series of activities. In September 2004, the Committee co-organised with Hong Chi Association the 'Hong Chi Climbathon' to raise fund for the Association. In the same month, it held the annual event of 'Mooncake Speaks for My Heart' which entered its fifth year. Staff volunteer team members and residents of the Group's properties visited five hundred senior citizens at three elderly homes. Another one hundred senior citizens were invited to a moon-viewing dinner reception at the Apex in Central Plaza. In October 2004, the Committee joined hands with Hong Kong Cancer Fund to promote the awareness of breast cancer. In December 2004, the Committee also raised funds for Po Leung Kuk children in the 'Po Leung Kuk • Sino Group Charity Duck Race'.

During the period under review, the Group joined hands with various green organisations to hold a series of activities for its staff, residents and Sino Club members to participate, with a view to enhancing public awareness towards the importance of environmental protection. In August 2004, the Group and Green Power co-organised a beach cleaning activity called 'Clean Up Marine Park 2004', combined with a Pink Dolphin watching tour, to educate the participants on waste reduction and how by conserving our natural environment can help to provide a better habitat for marine lives. The Group also supported Friends of the Earth during Mid-Autumn Festival to promote its 'Mooncake Tin Boxes Recycling Programme' throughout Sino Group's properties in an attempt to reduce pressure on our landfills. A 'Used Clothes Recycling Campaign for the Needy' was also started from 1st December, 2004 to support the Salvation Army's effort in old clothes distribution for the needy in Hong Kong.

During the interim period, the Group's wholly-owned property management arm, Sino Estates Management Limited ("SEML"), received a number of awards from various organisations in recognition of its quality of service, management capability, contributions in community and charity services, and promotion of environmental protection.

In December 2004, SEML won a number of prizes for its service standard and quality in the Quality Building Management Competition in many districts namely Yau Tsim Mong District, Kowloon City District, Shatin District, Tuen Mun District, Tai Po District, Kwai Ching District and Yuen Long District organized by District Councils of the HK Government. SEML will continue to improve its service in its relentless pursuit of better lifestyle for its customers.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*

In the pursuit of healthy living and a better quality of life, SEML has made strenuous efforts to keep high standard of hygiene. As a result, a number of projects that are under SEML's management have been awarded certificates under the Fresh Water Plumbing Quality Maintenance Recognition Scheme by Water Supplies Department of the HK Government in addition to the sixty-four projects that were awarded the certificates last financial year. Among the projects are Sky Horizon, 38 Repulse Bay Road, Haddon Court, Hong Kong Gold Coast, Windsor Heights, Long Beach Gardens, Majestic Park, Sea Crest Terrace, Waterside Plaza, 148 Electric Road, Tsim Sha Tsui Centre, Empire Centre, Shatin Galleria, Marina House and Chai Wan Industrial City Phase I. The Centrium, a commercial development located in Central, has received the Indoor Air Quality Certificate from the Indoor Air Quality Information Centre. In the Competition on Occupational Safety and Health organized by Working Group on Occupational Safety and Health of Tuen Mun District, it won the award of Champion (Industrial & Commercial Division). Eight projects including Island Resort, Pacific Palisades and Grand Dynasty View received the Certificate of Merit for Promoting Good Housekeeping by Occupational Safety and Health Council. In addition, eight projects including Grand Palisades, Windsor Heights, Shatin Galleria, Corporation Park and Leader Industrial Centre were awarded the Workplace Hygiene Charter by both Occupational Safety & Health Council and the Labour Department.

On the environmental protection side, SEML received the Wastewi$e Logo for one project and Gold Wastewi$e Logo for another five projects from the Environmental Protection Department in addition to the twelve projects that were given the Wastewi$e Logo and one project that was granted Gold Wastewi$e Logo in the financial year 2003/2004. Furthermore, about 20 projects were accorded the Registration Certificate under The Hong Kong Energy Efficiency Registration Scheme for Buildings by the Electrical and Mechanical Services Department.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company specializing in cleaning, pest control, grease and water tank cleaning, can rightly be proud of the fact that ten properties under their cleaning management won awards in three major cleaning competitions namely 2004 Kwun Tong Cleaning Competition, 2004 Best Cleaning Estate Competition and 2004 Kowloon City District Private Buildings Cleansing Competition.

Sino Security Services Limited, a wholly-owned subsidiary of the Company, has continued to donate its used-uniforms to the Salvation Army on a regular basis since 2004. The Youth Pre-employment Training Programme, first began in 2001, will continue as an on-going programme to assist young people who are interested in gaining more on-the-job training and experience.

EMPLOYEE PROGRAMMES

As at 31st December, 2004, the Group employed approximately 5,800 staff. During the interim period, the Group held various internal and external training programmes for its employees. These programmes are designed, amongst other things, to improve service standards, language proficiency, professional knowledge and management know-how as well as enhancing productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs. The aim is to improve the enthusiasm, commitment, sense of belonging and learning of staff to achieve the "Best Consistent Service in Hong Kong".

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular those in front-line positions, must uphold meticulous standards in customer service.

EMPLOYEE PROGRAMMES *(Continued)*

The Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the period under review, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

PROSPECTS

2004 found Hong Kong achieving sustainable economic growth, supported by CEPA, which has enabled Hong Kong enterprises to take advantage of a wide range of Mainland business opportunities thereby generating income in Hong Kong. The "Going Global" development strategy and measures jointly formulated by the PRC Government and HK Government to streamline the administration procedures to allow PRC state-owned and private enterprises to set up their businesses and offices in Hong Kong have had positive effect on the Hong Kong economy. On-going improvements to cross-border infrastructure will strengthen the link with Hong Kong, and the continuing economic development of the Pearl River Delta region will foster bilateral trade. Hong Kong, being a financial, services and transportation hub with well established infrastructure and strong human capital, is well positioned to gain.

Last year provided several encouraging economic indicators for Hong Kong's future. GDP growth achieved 8.1% last year. The unemployment rate which had seen a steady decline for eighteen consecutive months recorded a low of 6.4%. There are consistent signs of a mild inflation after some sixty-eight months of deflationary pressure. Mortgage rates and terms continued favourable, underpinned by strong liquidity in the banking sector. The continued high affordability of mortgage payments is conducive to growth in the property market, in particular the residential sector.

Given positive economic outlook, the Group is set for further growth over the next few years due to its land bank of 25.5 million square feet (including completed investment properties and properties held for sales). The Group will continue its policy of selectively replenishing its land bank to optimise earnings and of improving the quality of its products and services so as to enhance the lifestyle of its customers. The Directors are confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

I would like to extend a warm welcome to Dr. Allan Zeman who joined the Board as an Independent Non-executive Director with effect from 30th September, 2004. Subsequent to the period ended 31st December, 2004, Mr. Albert Yeung Pak-Hin resigned as Executive Director of the Company with effect from 10th March, 2005, further details of Mr. Yeung's resignation was announced by the Company dated 11th March, 2005.

Sino Land was awarded "Overall Most Improved Company for Best-Management Practices 2004" by Asiamoney and I would like to thank those who have supported us over the years. The Group shall continue to review and improve the quality of its products and services in order to achieve the highest standards that the Group has set for itself.

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 17th March, 2005

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2004

		Six months ended	
		31st December, 2004 (Unaudited)	31st December, 2003 (Unaudited)
	Notes	***HK$***	*HK$*
Turnover	*3*	**2,962,238,454**	3,396,393,317
Cost of sales		**(1,330,014,578)**	(1,936,007,196)
Direct expenses		**(374,816,834)**	(461,905,420)
		1,257,407,042	998,480,701
Other operating income		**17,263,499**	19,037,346
Unrealised holding gain on investments in trading securities		**139,686,792**	107,853,961
Impairment loss on investments in other securities		**–**	(11,997,295)
Administrative expenses		**(207,937,195)**	(173,582,017)
Profit from operations	*4*	**1,206,420,138**	939,792,696
Finance income	*5*	**31,017,721**	47,122,919
Finance costs	*6*	**(69,119,399)**	(110,974,884)
Net finance costs		**(38,101,678)**	(63,851,965)
Results attributable to associates	*7*	**663,981,815**	(175,738,498)
Profit before taxation		**1,832,300,275**	700,202,233
Income tax expense	*8*	**(245,497,432)**	(89,674,674)
Profit before minority interests		**1,586,802,843**	610,527,559
Minority interests		**(177,475,623)**	(3,473,650)
Net profit for the period		**1,409,327,220**	607,053,909
Dividend	*9*	**301,421,608**	77,726,686
Earnings per share	*10*		
Basic		**32.72 cents**	15.61 cents
Diluted		**32.43 cents**	14.95 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2004

	Notes	31st December, 2004 (Unaudited) HK$	30th June, 2004 (Audited) HK$
Non-current assets			
Investment properties	11	**17,006,563,670**	16,875,663,820
Hotel property		**1,179,346,094**	1,179,346,094
Property, plant and equipment	12	**63,096,186**	62,646,286
Interests in associates	13	**10,951,773,676**	10,467,487,485
Investments in securities		**1,587,033,199**	1,407,632,220
Advances to investee companies		**19,284,765**	20,281,519
Other non-current assets		**300,000**	300,000
Long-term loans receivable	14	**549,350,982**	571,690,106
		31,356,748,572	30,585,047,530
Current assets			
Properties under development		**8,007,876,992**	8,665,188,659
Stocks of unsold properties		**1,109,142,645**	418,271,442
Hotel inventories		**22,320,055**	20,955,153
Investments in securities		**580,776,954**	441,090,161
Amounts due from associates		**1,491,438,431**	1,629,526,939
Accounts and other receivables	15	**899,891,350**	1,089,835,394
Current portion of long-term loans receivable	14	**39,805,638**	126,700,514
Taxation recoverable		**176,276,049**	180,398,723
Restricted bank deposits		**185,444,051**	238,393,749
Time deposits, bank balances and cash		**3,362,279,935**	2,769,019,851
		15,875,252,100	15,579,380,585
Current liabilities			
Accounts and other payables	16	**1,457,260,958**	5,124,777,152
Amounts due to associates		**226,441,413**	226,948,675
Taxation payable		**207,725,296**	117,542,200
Current portion of long-term unsecured bank loans		**–**	13,102,740
Current portion of long-term secured bank loans		**235,087,000**	212,000,000
Bank loans and overdrafts			
– secured		**1,175,908,600**	1,212,708,600
– unsecured		**–**	218,379,000
Secured other loans		**15,829,897**	87,729,220
		3,318,253,164	7,213,187,587
Net current assets		**12,556,998,936**	8,366,192,998
		43,913,747,508	38,951,240,528
Capital and reserves			
Share capital		**4,334,458,444**	4,306,022,975
Share premium and reserves		**28,926,265,696**	27,387,755,066
		33,260,724,140	31,693,778,041
Minority interests		**127,258,322**	232,222
Non-current liabilities			
Long-term borrowings – due after one year	17	**8,224,954,211**	4,907,333,232
Deferred taxation		**42,729,646**	40,123,952
Advances from associates		**1,940,983,443**	1,941,668,613
Advances from minority shareholders		**317,097,746**	368,104,468
		10,525,765,046	7,257,230,265
		43,913,747,508	38,951,240,528

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31st December, 2004

	Share capital *HK$*	Share premium *HK$*	Capital redemption reserve *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
At 1st July, 2003	3,886,334,280	9,351,563,039	164,246,000	3,679,917,683	(119,967,731)	(1,829,875)	7,272,818,196	24,233,081,592
Surplus on revaluation	–	–	–	–	342,399,881	–	–	342,399,881
Exchange differences arising from translation of operations outside Hong Kong	–	–	–	–	–	(3,413,367)	–	(3,413,367)
Net gains (losses) not recognised in the income statement	–	–	–	–	342,399,881	(3,413,367)	–	338,986,514
Shares issued in lieu of cash dividend	16,649,187	–	–	–	–	–	–	16,649,187
Premium on issue of shares upon scrip dividend	–	49,781,071	–	–	–	–	–	49,781,071
Share issue expenses	–	(30,050)	–	–	–	–	–	(30,050)
Revaluation reserves released on disposal	–	–	–	4,797,618	38,978	–	–	4,836,596
Net profit for the period	–	–	–	–	–	–	607,053,909	607,053,909
Final dividend – 2003	–	–	–	–	–	–	(77,726,686)	(77,726,686)
At 31st December, 2003	3,902,983,467	9,401,314,060	164,246,000	3,684,715,301	222,471,128	(5,243,242)	7,802,145,419	25,172,632,133
Surplus (deficit) on revaluation	–	–	–	3,448,271,547	(40,736,883)	–	–	3,407,534,664
Share of surplus on revaluation of property interests of associates	–	–	–	907,238,705	–	–	–	907,238,705
Share of surplus on revaluation of property interests by minority shareholders	–	–	–	(25,005,189)	–	–	–	(25,005,189)
Exchange differences arising from translation of financial statements of operations outside Hong Kong	–	–	–	–	–	(2,213,205)	–	(2,213,205)
Net gains (losses) not recognised in the income statement	–	–	–	4,330,505,063	(40,736,883)	(2,213,205)	–	4,287,554,975
Shares issued in lieu of cash dividend	28,039,508	–	–	–	–	–	–	28,039,508
Shares issued upon conversion of convertible notes	375,000,000	–	–	–	–	–	–	375,000,000
Premium on issue of shares upon scrip dividend	–	113,419,810	–	–	–	–	–	113,419,810
Premium on issue of shares upon conversion of convertible notes	–	1,125,000,000	–	–	–	–	–	1,125,000,000
Share issue expenses	–	(452,015)	–	–	–	–	–	(452,015)
Revaluation reserve released on disposal	–	–	–	(3,349,878)	–	–	–	(3,349,878)
Impairment loss charged to the income statement	–	–	–	–	2,614,215	–	–	2,614,215
Net profit for the period	–	–	–	–	–	–	801,772,716	801,772,716
Interim dividend – 2004	–	–	–	–	–	–	(208,453,423)	(208,453,423)
At 30th June, 2004	4,306,022,975	10,639,281,855	164,246,000	8,011,870,486	184,348,460	(7,456,447)	8,395,464,712	31,693,778,041
(Deficit) surplus on revaluation	–	–	–	(572,705)	173,062,703	–	–	172,489,998
Share of surplus on revaluation of property interests of associates	–	–	–	81,621,797	–	–	–	81,621,797
Exchange differences arising from translation of operations outside Hong Kong	–	–	–	–	–	(5,924,170)	–	(5,924,170)
Net gains (losses) not recognised in the income statement	–	–	–	81,049,092	173,062,703	(5,924,170)	–	248,187,625
Shares issued in lieu of cash dividend	28,435,469	–	–	–	–	–	–	28,435,469
Premium on issue of shares upon scrip dividend	–	182,555,713	–	–	–	–	–	182,555,713
Share issue expenses	–	(30,000)	–	–	–	–	–	(30,000)
Revaluation reserves released on disposal	–	–	–	(108,320)	–	–	–	(108,320)
Net profit for the period	–	–	–	–	–	–	1,409,327,220	1,409,327,220
Final dividend – 2004	–	–	–	–	–	–	(301,421,608)	(301,421,608)
At 31st December, 2004	**4,334,458,444**	**10,821,807,568**	**164,246,000**	**8,092,811,258**	**357,411,163**	**(13,380,617)**	**9,503,370,324**	**33,260,724,140**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2004

	Six months ended	
	31st December, 2004 (Unaudited) ***HK$***	31st December, 2003 (Unaudited) *HK$*
Net cash (used in) from operating activities	**(2,434,247,175)**	1,007,095,471
Net cash from investing activities	**288,486,217**	614,393,314
Net cash from (used in) financing activities	**2,762,724,345**	(755,786,486)
Net increase in cash and cash equivalents	**616,963,387**	865,702,299
Cash and cash equivalents at beginning of the period	**2,764,455,851**	1,080,391,668
Effect of foreign exchange rate changes	**(23,703,303)**	5,951,271
Cash and cash equivalents at end of the period	**3,357,715,935**	1,952,045,238
Analysis of the balances of cash and cash equivalents:		
Time deposits, bank balances and cash	**3,362,279,935**	1,956,609,238
Bank overdrafts	**(4,564,000)**	(4,564,000)
	3,357,715,935	1,952,045,238

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2004.

3. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, security, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information:

Six months ended 31st December, 2004

	Property	Security	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
REVENUE							
Turnover							
Property rental	423,730,637	-	-	-	-	-	423,730,637
Property sales	2,150,444,412	-	-	-	-	-	2,150,444,412
Hotel operations	-	-	-	144,068,699	-	-	144,068,699
Management services	32,924,817	-	-	-	175,915,837	-	208,840,654
Share investment and dealing	-	21,663,512	-	-	-	-	21,663,512
Financing	-	-	13,490,540	-	-	-	13,490,540
	2,607,099,866	21,663,512	13,490,540	144,068,699	175,915,837	-	2,962,238,454
Other operating income	8,283,595	53,293	676,693	-	8,249,918	-	17,263,499
Inter-segment sales*	-	-	-	-	7,227,668	(7,227,668)	-
Total revenue	2,615,383,461	21,716,805	14,167,233	144,068,699	191,393,423	(7,227,668)	2,979,501,953
SEGMENT RESULT	1,092,829,447	161,403,597	14,167,233	70,907,980	75,049,076	-	1,414,357,333
Unallocated corporate expenses							(207,937,195)
Profit from operations							1,206,420,138

3. SEGMENT INFORMATION *(continued)*

Business segments *(continued)*

Six months ended 31st December, 2003

	Property	Security	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
REVENUE							
Turnover							
Property rental	415,246,219	–	–	–	–	–	415,246,219
Property sales	2,594,720,610	–	–	–	–	–	2,594,720,610
Hotel operations	–	–	–	129,511,422	–	–	129,511,422
Management services	32,684,285	–	–	–	173,656,186	–	206,340,471
Share investment and dealing	–	20,452,698	–	–	–	–	20,452,698
Financing	–	–	30,121,897	–	–	–	30,121,897
	3,042,651,114	20,452,698	30,121,897	129,511,422	173,656,186	–	3,396,393,317
Other operating income	10,713,401	1,738,014	1,835,603	–	4,750,328	–	19,037,346
Inter-segment sales*	–	–	–	–	12,410,949	(12,410,949)	–
Total revenue	3,053,364,515	22,190,712	31,957,500	129,511,422	190,817,463	(12,410,949)	3,415,430,663
SEGMENT RESULT	822,452,773	118,047,378	31,957,500	62,637,270	78,279,792	–	1,113,374,713
Unallocated corporate expenses							(173,582,017)
Profit from operations							939,792,696

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

4. PROFIT FROM OPERATIONS

	Six months ended	
	31st December, 2004	31st December, 2003
	HK$	*HK$*
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	**13,419,165**	11,994,412
Depreciation	**9,137,837**	8,023,390

5. FINANCE INCOME

	Six months ended	
	31st December, 2004	31st December, 2003
	HK$	*HK$*
Interest income on:		
advances to associates	**22,355,066**	30,073,491
advances to investee companies	**3,416,640**	3,450,391
bank deposits	**5,246,015**	13,599,037
	31,017,721	47,122,919

6. FINANCE COSTS

	Six months ended	
	31st December, 2004	31st December, 2003
	HK$	*HK$*
Interests on borrowings	**85,540,078**	116,446,927
Provision for premium on redemption of convertible notes	**–**	8,423,671
Amortisation of issue costs of convertible bonds/notes	**795,028**	3,787,405
Loan facility arrangement fees and finance charges	**5,112,121**	13,853,811
	91,447,227	142,511,814
Less: Amount capitalised to properties under development	**(22,327,828)**	(31,536,930)
	69,119,399	110,974,884

7. RESULTS ATTRIBUTABLE TO ASSOCIATES

Results attributable to associates include amortisation of goodwill arising on acquisition of associates of HK$6,477,214 *(six months ended 31st December, 2003: HK$6,477,214)* and release of negative goodwill arising on acquisition of an associate of HK$2,564,199 *(six months ended 31st December, 2003: HK$2,564,199)*.

8. INCOME TAX EXPENSE

	Six months ended	
	31st December, 2004	31st December, 2003
	HK$	*HK$*
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	**129,987,694**	82,057,376
Other jurisdictions	**9,877,100**	–
Deferred taxation	**2,240,309**	(3,387,207)
	142,105,103	78,670,169
Share of taxation attributable to associates		
Hong Kong Profits Tax	**100,513,301**	9,843,764
Deferred taxation	**2,879,028**	1,160,741
	103,392,329	11,004,505
	245,497,432	89,674,674

Hong Kong Profits Tax is calculated at 17.5% *(six months ended 31st December, 2003: 17.5%)* of the estimated assessable profits for the period.

Taxes on profits assessable in the People's Republic of China and elsewhere have been calculated at rates of taxation prevailing in the country and the regions in which the Group operates.

The Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96, 1996/97 and 1997/98, on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$165,514,000 were issued to Sing-Ho Finance for the years under review and objections were lodged with the IRD by Sing-Ho Finance. The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were lodged with the IRD by City Empire. In the opinion of the Directors, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made.

9. DIVIDEND

	Six months ended	
	31st December, 2004	31st December, 2003
	HK$	*HK$*
Final dividend for the year ended 30th June, 2004 of HK7 cents *(year ended 30th June, 2003: HK2 cents)* with a scrip dividend option per share	**301,421,608**	77,726,686

The Directors determined that an interim dividend for the six months ended 31st December, 2004 of HK8.5 cents *(six months ended 31st December, 2003: HK5 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register of Members on 19th April, 2005.

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	31st December, 2004	31st December, 2003
	HK$	*HK$*
Earnings for the purpose of basic earnings per share	**1,409,327,220**	607,053,909
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**2,979,167**	30,279,447
Earnings for the purpose of diluted earnings per share	**1,412,306,387**	637,333,356
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**4,307,877,462**	3,887,691,551
Effect of dilutive potential ordinary shares:		
Convertible bonds/notes	**47,130,906**	375,000,000
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,355,008,368**	4,262,691,551

11. INVESTMENT PROPERTIES

During the six months ended 31st December, 2004, certain properties under development were transferred to investment properties amounting to HK$111,861,403 *(six months ended 31st December, 2003: HK$151,184,995)*.

12. PROPERTY, PLANT AND EQUIPMENT

During the six months ended 31st December, 2004, additions to property, plant and equipment amounted to HK$9,590,383 *(six months ended 31st December, 2003: HK$4,338,765)*.

13. INTERESTS IN ASSOCIATES

	31st December, 2004 *HK$*	30th June, 2004 *HK$*
Share of net assets	**3,047,931,180**	2,517,969,742
Goodwill	**148,975,930**	155,453,144
Negative goodwill	**(87,182,747)**	(89,746,946)
	3,109,724,363	2,583,675,940
Advances to associates, less allowances	**7,842,049,313**	7,883,811,545
	10,951,773,676	10,467,487,485

The IRD initiated tax inquiries for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of one of the Group's associates, Million Success Limited ("MSL"), and for the years of assessment 1994/95 to 1997/98 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of one of the Group's associates, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$37,759,000 were issued to WHI and MII for the years under review, respectively, and objections were lodged with the IRD by WHI and MII. The effective share of the amount attributable to the Group as at 31st December, 2004 is estimated to be approximately HK$99,022,000 and HK$16,992,000, respectively. In view of the tax inquiries are still at the stage of collation of evidence, the management of WHI and of MII are of the opinion that the ultimate outcome of the tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI and of MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

14. LOANS RECEIVABLE

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

15. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$90,270,178 *(30th June, 2004: HK$97,659,576)* mainly comprising rental receivables, which are billed in advance and settlement are expected upon receipt of billings, and sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2004 *HK$*	30th June, 2004 *HK$*
0 – 30 days	**35,768,630**	46,899,315
31 – 60 days	**11,348,200**	5,607,267
61 – 90 days	**4,653,359**	5,531,392
Over 90 days	**38,499,989**	39,621,602
	90,270,178	97,659,576

Trade receivables over 90 days amounting to HK$38,499,989 *(30th June, 2004: HK$39,621,602)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

16. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$109,483,790 *(30th June, 2004: HK$54,121,726)*.

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2004 *HK$*	30th June, 2004 *HK$*
0 – 30 days	**100,183,492**	48,246,869
31 – 60 days	**4,739,673**	1,419,455
61 – 90 days	**149,562**	336,045
Over 90 days	**4,411,063**	4,119,357
	109,483,790	54,121,726

17. BORROWINGS

During the six months ended 31st December, 2004, the Group issued HK$2,500,000,000 1.625% guaranteed convertible bonds due in 2009 (the "Bonds"). The Bonds carry a right to convert at any time from 30th December, 2004 to 30th October, 2009 into ordinary shares of the Company at an initial conversion price of HK$9.225 per share (subject to adjustment).

18. PLEDGE OF ASSETS

(a) At 31st December, 2004, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$13,895,431,012 *(30th June, 2004: HK$11,918,419,585)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$6,708,291,262 *(30th June, 2004: HK$5,849,473,585).*

(b) At 31st December, 2004, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$2,801,721,667 *(30th June, 2004: HK$2,699,860,049)*, of which HK$2,441,961,578 *(30th June, 2004: HK$2,537,624,606)* were utilised by the associates and guaranteed by the Company.

19. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	31st December, 2004 *HK$*	30th June, 2004 *HK$*
(a) Commitments in respect of property development expenditure:		
Authorised but not contracted for	**111,089,814**	46,056,752
Contracted but not provided for	**2,359,982,195**	2,760,051,382
	2,471,072,009	2,806,108,134
(b) Guarantees in respect of banking facilities and other liabilities of associates:		
Utilised	**2,441,961,578**	2,537,624,606
Not utilised	**362,265,089**	164,740,443
	2,804,226,667	2,702,365,049

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004.

On legal advice Mariner lodged an appeal against the judgment. The appeal will be heard in November 2005. On the basis of the uncertainty of the outcome of the pending appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities is required for the six month period ended 31st December, 2004.

CLOSURE OF REGISTER

The Register of Members will be closed from 14th April, 2005 to 19th April, 2005, both dates inclusive, during which period no transfer of shares will be effected. The record date for the interim dividend is at the close of business on 19th April, 2005.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:30 p.m. on 13th April, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company and its subsidiary companies had not purchased, sold or redeemed any of the listed securities of the Company.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December, 2004, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,646,430	Beneficial owner of 118,166 shares and spouse interest in 2,528,264 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Paul Cheng Ming Fun, JP	61,661	Beneficial owner	≃ 0%
Mr. Albert Yeung Pak Hin *(Note A)*	14,999	Beneficial owner	≃ 0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	530,880	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	Beneficial owner	≃ 0%
Mr. Paul Cheng Ming Fun, JP	–	–	–
Mr. Albert Yeung Pak Hin *(Note A)*	–	–	–
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares		% of Issued Share Capital
Better Chief Limited	50	*(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(Notes 1 & 3)*	100%
Dramstar Company Limited	440	*(Notes 1 & 4)*	44%
Empire Funds Limited	1	*(Notes 1 & 5)*	50%
Erleigh Investment Limited	110	*(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1	*(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5	*(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000	*(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10	*(Notes 1 & 5)*	50%
Jade Result Limited	500,000	*(Notes 1 & 5)*	50%
Jumbo Funds Limited	1	*(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2	*(Notes 1 & 3)*	100%
Perfect Finance Limited	1	*(Notes 1 & 5)*	50%
Real Maker Development Limited	20,000	*(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000	*(Notes 1 & 5)*	50%
Silver Link Investment Limited	10	*(Notes 1 & 5)*	50%
Sino Club Limited	2	*(Note 9)*	100%
Sino Parking Services Limited	450,000	*(Note 10)*	50%
Sino Real Estate Agency Limited	50,000	*(Note 10)*	50%

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies *(Continued)*

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

A. *Mr. Albert Yeung Pak Hin resigned as Executive Director with effect from 10th March, 2005.*

Save as disclosed above, as at 31st December, 2004, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 31st December, 2004, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,325,659,606 *(Notes 1 & 5)*	Beneficial owner of 24,977,940 shares, spouse interest in 3,326,290 shares and interest of controlled corporations in 2,297,355,376 shares	53.65%
Tsim Sha Tsui Properties Limited	2,237,661,610 *(Notes 1(a), (b) & 5)*	Beneficial owner of 1,056,974,131 shares and interest of controlled corporations in 1,180,687,479 shares	51.62%

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	321,854,271 *(Notes 2 & 4)*	Interest of a controlled corporation	7.42%
Ms. Chen Yang Foo Oi	321,854,271 *(Notes 2, 3 & 4)*	Spouse interest	7.42%
Xing Feng Investments Limited	321,854,271 *(Notes 2 & 4)*	Interest of a controlled corporation	7.42%
Nice Cheer Investment Limited	321,854,271 *(Notes 2 & 4)*	Beneficial owner	7.42%
Solid Capital Holdings Limited	314,276,891	Security interest in 314,136,347 shares and beneficial owner of 140,544 shares	7.25%
Spangle Investment Limited	268,999,231 *(Note 5)*	Beneficial owner	6.20%
JPMorgan Chase & Co.	236,252,983 *(Note 6)*	Beneficial owner of 156,269,475 shares, investment manager of 56,000 shares and custodian corporation/approved lending agent of 79,927,508 shares	5.45%

Long Positions in Shares of the Company *(Continued)*

Notes:

1. *As regards 2,297,355,376 shares held by controlled corporations:*

   (a) *1,056,974,131 shares were held by Tsim Sha Tsui Properties Limited which was 71.72% controlled by Mr. Ng Teng Fong;*

   (b) (i) *32,408,137 shares were held by Orchard Centre Holdings (Pte) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,148,279,342 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 268,999,231 shares held by Spangle Investment Limited (Note 5)); and*

   (c) *59,693,766 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 877 shares by Fanlight Investment Limited, 25,107,076 shares by Karaganda Investments Inc., 1,104,629 shares by Orient Creation Limited, 5,240,904 shares by Strathallan Investment Limited, 15,796,160 shares by Strong Investments Limited, 12,172,506 shares by Tamworth Investment Limited and 271,614 shares by Transpire Investment Limited.*

2. *The long position in 321,854,271 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *268,999,231 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

6. *The long position in 236,252,983 shares included 79,927,508 lending pool shares.*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 31st December, 2004, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

DISCLOSURE PURSUANT TO PARAGRAPHS 13.16 AND 13.22 OF THE LISTING RULES

In accordance with paragraphs 13.16 and 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period.

	At 31st December, 2004	At 30th June, 2004
	HK$	*HK$*
The Group's share of total indebtedness of its affiliated companies:		
Bank loans	**2,235,561,578**	2,306,624,606
Other loans	**206,400,000**	231,000,000
	2,441,961,578	2,537,624,606
Advances from the Group	**9,333,487,744**	9,513,338,484
	11,775,449,322	12,050,963,090
The Group's share of capital commitments of its affiliated companies:		
Authorised but not contracted for	**–**	–
Contracted but not provided for	**242,083,192**	358,494,315
	242,083,192	358,494,315
The Group's share of contingent liabilities of its affiliated companies	**–**	–

Note: "Affiliated companies" mentioned above refers to associates of the Group.

COMPLIANCE COMMITTEE

A Compliance Committee, comprising the Legal and Company Secretary Director, the two Heads of the Legal and Company Secretarial Departments, the Director of Development Department, Chief Executive Officer (Hotel) (or his designated personnel), the Chief Financial Officer, head of Internal Audit Department, department heads and the Compliance Officer, was established on 30th August, 2004 to enhance the corporate governance of the Group. The Compliance Committee has dual reporting lines. A principal reporting line is to the Board through the Legal and Company Secretary Director, who will chair the Compliance Committee. A secondary reporting line is to the Audit Committee. The Compliance Committee has held its first meeting in February 2005.

AUDIT COMMITTEE

The Company set up its Audit Committee on 23rd September, 1998 pursuant to the requirements of the Listing Rules. The Audit Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The Committee comprises Mr. Ronald Joseph Arculli, GBS, OBE, JP, Mr. Paul Cheng Ming Fun, JP and Dr. Allan Zeman, GBS, JP, the Independent Non-executive Directors. During the interim period, the audit committee had held one meeting and had reviewed the Company's last annual report. In the first quarter of 2005, the Committee had held one meeting and had reviewed this interim report.

CODE FOR DEALING IN THE COMPANY'S SECURITIES BY DIRECTORS

In September 2004, the Company has adopted a code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Model Code and the Company Code during the interim period.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the interim period, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in force prior to 1st January, 2005.

The term of office for each Independent Non-executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 17th March, 2005

Deloitte.
德勤

TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 11 to 22.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2004.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 17th March, 2005

董事會
黃志祥（主席）
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
盛智文，GBS, JP*
唐國通
余惠偉

（*獨立非執行董事）

審核委員會
鄭明訓，JP（主席）
夏佳理，GBS, OBE, JP
盛智文，GBS, JP

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤•關黃陳方會計師行
香港執業會計師

律師
胡關李羅律師行
孖士打律師行
麥堅時律師行

主要銀行
中國銀行（香港）有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
中國工商銀行（亞洲）有限公司
中國建設銀行
星展銀行香港分行
東亞銀行有限公司
交通銀行香港分行
盤谷銀行
花旗銀行

投資者聯絡方法
如有任何查詢，請聯絡：
總經理（企業財務部）
電　　　話：(852) 2734 8312
圖 文 傳 真：(852) 2369 1236
電 子 郵 件：info@sino-land.com

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電　　　話：(852) 2721 8388
圖 文 傳 真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電 子 郵 件：info@sino-land.com

股票登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下
電　　　話：(852) 2980 1768
圖 文 傳 真：(852) 2861 1465

股東時間表

截止過戶日期	二零零五年四月十四日至 二零零五年四月十九日 （首尾兩天包括在內）
遞交以股代息 選擇表格之期限	二零零五年五月十一日 下午四時三十分
中期股息	每股八點五港仙
派發日期	二零零五年五月十八日

上市資料

股票代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

中期業績及派息

截至二零零四年十二月三十一日止中期年度，集團錄得未經審核之綜合營業額及純利，分別為二十九億六千二百二十萬港元及十四億零九百三十萬港元。中期年度純利達十四億零九百三十萬港元，較去年同期六億七百萬港元上升百分之一百三十二。期內每股盈利為三十二點七二仙。

董事會宣布派發中期息每股八點五仙予於二零零五年四月十九日名列在本公司股東名冊內之股東。該股息將於二零零五年五月十八日派發。

中期股息將以現金方式派發予股東，惟股東將有權選擇部分或全部收取新發行之股份代替以現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零五年四月二十日寄予各股東。預計中期股息單及股票將約於二零零五年五月十八日發給股東。

此未經審核之中期業績經由本公司之核數師，德勤•關黃陳方會計師行審閱。

業務回顧

(一) 土地儲備

截至二零零四年十二月三十一日止中期年度，集團購入七幅主要用作住宅及商業項目發展之土地，應佔總樓面面積合共約五百八十萬平方呎。購入之土地詳情如下：

地點		用途	集團所佔權益	集團所佔樓面面積
				(平方呎)
1.	福榮街／福華街 九龍深水埗 新九龍內地段第6425號	住宅／商業	100%	134,044
2.	馬窩新界大埔 大埔市地段第179號	住宅	100%	114,487
3.	軒尼詩道256號 香港灣仔 內地段第2769號	商業	100%	71,862

業務回顧 *(續)*

(一) 土地儲備 *(續)*

	地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
4.	青山道305號 九龍新九龍內地段第939號	住宅／商業	100%	64,800
5.	青山道464至474號 九龍長沙灣 新九龍內地段第1175至1177號	住宅／商業	100%	58,037
6.	古洞新界 丈量約份第92約2596號地段	住宅	100%	23,638
7.	2004G12號地塊 中國福建省漳州漳嚮路以北	住宅／商業	100%	5,312,368
				5,779,236

於二零零四年十二月三十一日，集團擁有土地儲備總樓面面積約二千五百五十萬平方呎，當中包括已發展完成之出售物業、發展中之物業及已發展完成之投資物業，各類型物業比例均衡：住宅佔百分之五十八，商業佔百分之二十四，工業佔百分之九，停車場佔百分之六，及酒店佔百分之三。集團會繼續增添優質之土地儲備，以提升其盈利潛能。

二零零五年二月，集團購入一幅位於九龍灣常悅道及宏照道交界之土地作商業項目發展，將提供總樓面面積約六十萬九千平方呎。連同新購入的土地，集團擁有的土地儲備增加至二千六百一十萬平方呎。

業務回顧 *(續)*

(二) 發展完成之物業及物業發展狀況

截至二零零四年十二月三十一日止中期年度，集團已發展完成以下項目，應佔總樓面面積約一百八十萬平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1. 蔚藍灣畔 新界將軍澳培成路15號 將軍澳市地段第24號	住宅	60%	895,470
2. 海典軒 新界屯門海珠路2號	住宅／商場	100%	341,859
3. 朗逸峰 新界荃灣荃錦公路 第40區荃灣地段395號	住宅	25%	206,909
4. 御林皇府 新界上水金錢村金錢南路8號	住宅	100%	166,840
5. 海雲軒 新界深井青山公路18號A	住宅	50%	88,668
6. 郝德傑山 九龍琵琶山郝德傑道2號	住宅	33.3%	25,737
7. 雅麗閣 中國廈門湖里南部及海天路北側 地塊編號89-C5	住宅／商場	100%	70,162
			1,795,645

集團預計可於財政年度二零零四至二零零五年下半年完成以下項目，應佔總樓面面積約九萬八千九百零九平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1. St Andrews Place 新界上水雙魚河金翠路38號	住宅	100%	98,909
			98,909

業務回顧 *(續)*

(三) 銷售活動

截至二零零四年十二月三十一日止中期年度，物業銷售收入主要來自出售五個新發展項目之住宅單位，包括蔚藍灣畔、海典軒、朗逸峰、海雲軒，以及郝德傑山。上述項目之單位約百分之九十五經已售出。君頤峰的銷售情況令人鼓舞，經已售出百分之八十三之單位。

(四) 租務活動

於二零零四年十二月三十一日，集團已完成的投資物業應佔總樓面面積達九百二十萬平方呎。集團的投資物業組合多元化：商業佔百分之五十一，工業佔百分之二十三，停車場佔百分之十七，酒店佔百分之七，住宅佔百分之二。

重點物業正進行之資產增值計劃持續發揮效用。該計劃包括翻新購物商場，著重便利遊人的佈置及美觀的商舖，從而刺激商場人流；商戶重組，以滿足消費者的需求；重整場地用途，以提高租金收入。

期內，本地經濟強勁、消費者信心改善、消費增加及旅客人數持續增長，使零售市場在人流及業務上錄得強勁的增長。集團旗下的旗艦購物商場，如屯門市廣場一期、奧海城商場、以及中港城，租金收入均錄得可觀的增長，出租率甚高。

商業活動增加促使集團商廈的租金收入增加。尖沙咀中心受惠於九廣東鐵尖東站及其設有冷氣系統及自動行人道隧道的啟用。於二零零三至二零零四年財政年度落成的宏天廣場，超過百分之九十之單位經已租出。信和置業擁有百分之十九權益的上海來福士廣場亦於同一財政年度完成，出租率甚高。

截至二零零四年十二月三十一日止中期年度，集團連同所佔聯營公司之總租金收入達五億七千萬港元，較去年同期五億四千五百萬港元上升百分之四點六，整體出租情況令人滿意，租金收入亦增加。集團所興建的物業地點優越，具有不同的主題，均是維持穩定的經常性收益之重要元素。

業務回顧 *(續)*

(五) 財務

於二零零四年十二月三十一日，集團的資產負債比率按淨債項與股東權益比率計算，為百分之十八點五。集團貸款總額其中百分之十五在一年內償還，百分之二十二在一至兩年內償還，百分之六十三則於二至五年內償還。此外，集團包括所佔聯營公司擁有現金資源約一百二十八億六千四百萬港元，其中包括手頭現金約四十二億四千八百萬港元及可動用之未提取信貸額約八十六億一千六百萬港元。集團資產總值及股東權益總額分別為四百七十億港元及三百三十億港元。

於二零零四年十一月，集團透過其全資附屬公司Getsmart Finance Limited，發行面值二十五億港元於二零零九年到期及一點六二五厘定息的可換股債券。投資者反應熾熱，因而運用增售條款。所籌集的資金用作一般企業用途。由於新發行之可換股債券是以港元為單位，將不會為集團帶來額外之外匯風險。

截至二零零四年十二月三十一日止中期年度內，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。除了二零零九年到期之可換股債券，集團的借貸均以浮息為基礎。

(六) 未來發展

集團之業務主要集中於物業發展及投資方面，並將繼續及選擇性地添置土地，以達至最佳的盈利前景。於二零零四年十二月三十一日，集團發展中的土地應佔總樓面面積約一千五百四十萬平方呎，當中約百分之九十將作住宅發展項目，並預計該等項目可於未來五年相繼完成。

集團致力興建優質物業，為旗下的新發展項目及物業管理引入環保概念及元素，為客戶提供更佳之住屋及服務質素，從而提升客戶的生活模式。管理層繼續定期監察各物業，以維持集團高質素及服務水平的聲譽。

除上述事項外，其他資料對比二零零四年六月三十日止之年報並無任何其他重大轉變。

社會關係及環境責任

集團十分重視企業誠信、商業道德及管治水平，同時深知企業的社會責任。我們深信，在經營過程中肩負起社會責任，並於可能的情況下在日常運作及業務發展中實施環保措施乃為股東帶來長期利益的最佳方法。

集團致力履行良好的企業公民責任。於二零零三至二零零四年財政年度，成立「社區關懷委員會」(「委員會」)，專門負責推動環保、籌辦社區服務及公益事務。委員會籌辦了一連串活動。於二零零四年九月，委員會與匡智會合辦「匡智競步上雲霄」，為該會籌募經費。委員會又於同月舉辦了第五屆「月餅代表我的心」，信和義工隊聯同集團轄下屋苑住戶探訪三間安老院共五百位長者。另外邀請一百名長者出席中環廣場75樓頂層舉行的賞月慶中秋。委員會與香港癌症基金會於二零零四年十月聯手舉辦活動，以提高社會對乳癌問題的關注。委員會於二零零四年十二月舉行「保良局‧信和集團善有善Duck」，為保良局籌募經費發展兒童福利項目。

為提高大眾對環境保護的關注，集團與不同的環保團體合辦了一連串的活動，以供其員工、旗下物業住戶及信和之友會員參與。集團於二零零四年八月與「綠色力量」合辦名為「清潔海岸公園2004」的清潔沙灘活動，當中包括一個中華白海豚觀賞之旅，藉此教育參加者減少製造廢物及讓他們知道保育自然生態環境對海洋生物有何幫助。此外，集團為響應香港地球之友的活動，在中秋節期間於轄下物業推廣「月餅罐回收計劃」，希望藉此減低香港堆填區的壓力。為支持救世軍的舊衣轉贈服務，名為「捐衣贈物　環保助貧」大行動亦於二零零四年十二月一日展開。

中期年度內，集團之全資附屬公司一信和物業管理有限公司數度獲獎，以表揚其服務質素、管治能力、對社區及公益服務的貢獻，以及對環境保護推廣的工作。

二零零四年十二月，信和物業管理有限公司就其服務水準及質素分別於油尖旺區、九龍城區、沙田區、屯門區、大埔區、葵青區和元朗區獲得由區議會主辦「優質大廈管理比賽」之獎項。信和物業管理有限公司將繼續提升其服務水準，為顧客提供更高尚的生活方式。

社會關係及環境責任（續）

為追求健康及優質的生活，信和物業管理有限公司致力保持高度衛生的環境。因此，繼上個財政年度有六十四個項目獲水務署頒發「食水系統優質維修認可計劃」證書後，信和物業管理有限公司再就其管轄的多個項目取得該證書，當中包括海天峰、淺水灣道38號、海天閣、香港黃金海岸、寶松苑、海濤花園、帝庭豪園、海愉花園、海灣花園、電氣道148號、尖沙咀中心、帝國中心、沙田商業中心、海天廣場及柴灣工業城第一期。位於中環的商業發展項目中央廣場則取得由室內空氣質素資訊中心所頒發的「室內空氣質素檢定證書」。而在屯門區議會職安健工作小組舉辦的「職安健常識比賽」中，信和物業管理有限公司榮獲冠軍（工商組）。包括藍灣半島、寶馬山花園及御峰豪園在內的八個項目則獲職業安全健康局頒發「良好工作場所整理計劃」嘉許狀。此外，還有八個項目，包括大埔寶馬山、寶松苑、沙田商業中心、企業中心及利達工業中心等，亦獲職業安全健康局及勞工處頒發「職業衛生約章」。

在環境保護方面，信和物業管理有限公司管轄的一個項目取得環境保護署的「明智減廢標誌」，另外五個項目取得「卓越明智減廢標誌」，而於二零零三至二零零四的財政年度則有十二個項目取得「明智減廢標誌」及一個項目取得「卓越明智減廢標誌」。除此以外，約二十個項目取得機電工程署頒發的「香港建築物能源效益註冊計劃」註冊證書。

集團之全資附屬公司－恒毅清潔服務有限公司，專責清潔、控制蟲患及清理油缸及水缸的工作。其轄下管理的十個物業於三個主要的清潔比賽，包括「2004觀塘清潔比賽」、「2004最清潔屋苑比賽」及「2004九龍城區私人樓宇清潔比賽」贏得獎項，我們深感榮幸。

集團之全資附屬公司－信和護衛有限公司，自二零零四年，定期捐贈舊制服予救世軍。於二零零一年首次舉辦的展翅計劃青年職前綜合培訓仍會繼續舉辦，以幫助有意接受更多在職培訓及獲取工作經驗的青年。

僱員計劃

於二零零四年十二月三十一日，集團僱用約五千八百名員工。集團於本中期年度內為僱員提供了各類型的內部及外間培訓課程，旨在提高員工的服務水平、語言能力、專業知識、管理技能及生產力。訓練課程包括語言訓練、客戶關係及客戶服務、資訊科技、自我增值，以及有關辦公室行政、物業管理及項目管理的環境保護知識。為配合公司策略及特定職業發展計劃需求，將繼續推出各類嶄新課程。目標乃提高員工的熱誠、承擔、歸屬感及求知慾，以達致「時刻提供一致的優質服務」。

隨著中港兩地的經濟及社會連繫愈趨緊密，集團將繼續致力增強員工的普通話應對能力，並定期舉辦不同程度的訓練課程。集團的政策乃要求所有員工必須擁有最優質的客戶服務水準，尤以前線員工為甚。

僱員計劃 *(續)*

集團亦非常重視團體合作的精神，團隊合作精神是提升人力資源運用效率、內部運作效率及各種系統效率的重要元素。團體合作令每位員工都以集團的目標為個人成就的方向，從而提高產品及服務質素。期內亦舉辦了多個有關建立團隊精神及領導才能的工作坊和座談會，以推廣團體合作的精神及技巧。

展望

內地商貿機會種類繁多，更緊密經貿關係安排讓香港企業享受到這些機會帶來的種種好處，從而為香港帶來收入。在更緊密經貿關係安排帶動下，香港經濟於二零零四年間持續增長。為簡化有關國企及民企在港設立生意及辦公室的行政手續，中央政府及香港政府共同制定了「走出去」的發展政策及措施，對香港經濟產生了正面影響。持續改進跨境基建設施會加強與香港的連繫，而珠江三角地帶的持續經濟發展也會促進雙邊貿易。香港作為一個具備完善基建設施及擁有強大人力資本的金融、服務及交通中心，現正處於極有利的位置。

去年有數項令人鼓舞的經濟指標，為香港的未來作出指引。本地生產總值錄得百分之八點一的增長。失業率已連續十八個月穩步下降至百分之六點四的新低。經過六十八個月的通縮壓力後，去年持續出現溫和通脹的跡象。在銀行業的強大流動資產支持下，優惠按揭利率及條款將持續。按揭還款負擔能力持續輕易，有助物業市場發展，尤以住宅市場為甚。

經濟前景樂觀，集團的土地儲備(包括已完成之投資及出售物業)達二千五百五十萬平方呎，集團於未來數年將有進一步增長。集團將繼續一貫政策，選擇性地添置土地，以期達至最佳的盈利前景，並提高產品及服務質素，讓顧客享受到更優質的生活。董事會對集團中長遠前景充滿信心。

員工與管理層

本人歡迎盛智文博士，於二零零四年九月三十日起，加入董事會為獨立非執行董事。二零零四年十二月三十一日止中期年度結束後，楊柏軒先生已於二零零五年三月十日起辭任本公司執行董事職務，有關楊柏軒先生離職的消息，公司已於二零零五年三月十一日公佈。

信和置業榮獲亞洲貨幣頒發「2004年最佳整體管理進步公司」。本人藉此機會感謝各界一直的支持。集團將繼續監察及改進產品及服務質素，以達致集團所定下的嚴格標準。

本人謹藉此機會代表董事會，感謝各員工對集團的承擔、貢獻及支持。本人亦對董事會同寅的指引及英明領導，深表謝意。

主席
黃志祥

香港，二零零五年三月十七日

精簡綜合收益表

截至二零零四年十二月三十一日止六個月

	附註	六個月止 二零零四年 十二月三十一日 (未經審核) 港元	六個月止 二零零三年 十二月三十一日 (未經審核) 港元
營業額	3	**2,962,238,454**	3,396,393,317
銷售成本		**(1,330,014,578)**	(1,936,007,196)
直接費用		**(374,816,834)**	(461,905,420)
		1,257,407,042	998,480,701
其他經營收益		**17,263,499**	19,037,346
持有買賣證券投資之未實現收益		**139,686,792**	107,853,961
其他證券投資減值虧損		**–**	(11,997,295)
行政費用		**(207,937,195)**	(173,582,017)
經營溢利	4	**1,206,420,138**	939,792,696
財務收益	5	**31,017,721**	47,122,919
財務成本	6	**(69,119,399)**	(110,974,884)
財務成本淨額		**(38,101,678)**	(63,851,965)
應佔聯營公司業績	7	**663,981,815**	(175,738,498)
除稅前溢利		**1,832,300,275**	700,202,233
所得稅項	8	**(245,497,432)**	(89,674,674)
未計少數股東權益前溢利		**1,586,802,843**	610,527,559
少數股東權益		**(177,475,623)**	(3,473,650)
本期純利		**1,409,327,220**	607,053,909
股息	9	**301,421,608**	77,726,686
每股盈利	10		
基本		**32.72仙**	15.61仙
攤薄		**32.43仙**	14.95仙

精簡綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年十二月三十一日（未經審核）港元	二零零四年六月三十日（經審核）港元
非流動資產			
投資物業	11	**17,006,563,670**	16,875,663,820
酒店物業		**1,179,346,094**	1,179,346,094
物業、廠房及設備	12	**63,096,186**	62,646,286
投資聯營公司權益	13	**10,951,773,676**	10,467,487,485
證券投資		**1,587,033,199**	1,407,632,220
借予被投資公司款項		**19,284,765**	20,281,519
其他非流動資產		**300,000**	300,000
應收遠期貸款	14	**549,350,982**	571,690,106
		31,356,748,572	30,585,047,530
流動資產			
發展中物業		**8,007,876,992**	8,665,188,659
未售樓宇存貨		**1,109,142,645**	418,271,442
酒店存貨		**22,320,055**	20,955,153
證券投資		**580,776,954**	441,090,161
應收聯營公司款項		**1,491,438,431**	1,629,526,939
應收賬款及其他應收	15	**899,891,350**	1,089,835,394
應收遠期貸款之本期部分	14	**39,805,638**	126,700,514
可收回稅款		**176,276,049**	180,398,723
有限制銀行存款		**185,444,051**	238,393,749
定期存款、銀行存款及現金		**3,362,279,935**	2,769,019,851
		15,875,252,100	15,579,380,585
流動負債			
應付賬款及其他應付	16	**1,457,260,958**	5,124,777,152
應付聯營公司款項		**226,441,413**	226,948,675
應付稅項		**207,725,296**	117,542,200
遠期無抵押銀行貸款之本期部分		**–**	13,102,740
遠期有抵押銀行貸款之本期部分		**235,087,000**	212,000,000
銀行貸款及透支			
－有抵押		**1,175,908,600**	1,212,708,600
－無抵押		**–**	218,379,000
其他有抵押貸款		**15,829,897**	87,729,220
		3,318,253,164	7,213,187,587
流動資產淨額		**12,556,998,936**	8,366,192,998
		43,913,747,508	38,951,240,528
資本及儲備			
股本		**4,334,458,444**	4,306,022,975
股份溢價及儲備		**28,926,265,696**	27,387,755,066
		33,260,724,140	31,693,778,041
少數股東權益		**127,258,322**	232,222
非流動負債			
遠期借貸－到期日超過一年	17	**8,224,954,211**	4,907,333,232
遞延稅項		**42,729,646**	40,123,952
聯營公司提供之借款		**1,940,983,443**	1,941,668,613
少數股東提供之借款		**317,097,746**	368,104,468
		10,525,765,046	7,257,230,265
		43,913,747,508	38,951,240,528

精簡綜合股東權益變動表

截至二零零四年十二月三十一日止六個月

	股本 *港元*	股份溢價 *港元*	資本 贖回儲備 *港元*	投資物業 重估儲備 *港元*	其他證券 重估儲備 *港元*	匯兌儲備 *港元*	保留溢利 *港元*	合計 *港元*
於二零零三年七月一日	3,886,334,280	9,351,563,039	164,246,000	3,679,917,683	(119,967,731)	(1,829,875)	7,272,818,196	24,233,081,592
重估盈餘	–	–	–	–	342,399,881	–	–	342,399,881
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	(3,413,367)	–	(3,413,367)
未於收益表內確認之收益淨額(虧損)	–	–	–	–	342,399,881	(3,413,367)	–	338,986,514
代替現金股息所發行之股份	16,649,187	–	–	–	–	–	–	16,649,187
代替現金股息所發行之股份溢價	–	49,781,071	–	–	–	–	–	49,781,071
發行股份費用	–	(30,050)	–	–	–	–	–	(30,050)
出售時撥回之重估儲備	–	–	–	4,797,618	38,978	–	–	4,836,596
本期純利	–	–	–	–	–	–	607,053,909	607,053,909
二零零三年度末期息	–	–	–	–	–	–	(77,726,686)	(77,726,686)
於二零零三年十二月三十一日	3,902,983,467	9,401,314,060	164,246,000	3,684,715,301	222,471,128	(5,243,242)	7,802,145,419	25,172,632,133
重估盈餘(虧損)	–	–	–	3,448,271,547	(40,736,883)	–	–	3,407,534,664
應佔聯營公司物業權益之重估盈餘	–	–	–	907,238,705	–	–	–	907,238,705
少數股東應佔物業權益之重估盈餘	–	–	–	(25,005,189)	–	–	–	(25,005,189)
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	(2,213,205)	–	(2,213,205)
未於收益表內確認之收益淨額(虧損)	–	–	–	4,330,505,063	(40,736,883)	(2,213,205)	–	4,287,554,975
代替現金股息所發行之股份	28,039,508	–	–	–	–	–	–	28,039,508
兌換可換股票據所發行之股份	375,000,000	–	–	–	–	–	–	375,000,000
代替現金股息所發行之股份溢價	–	113,419,810	–	–	–	–	–	113,419,810
兌換可換股票據所發行之股份溢價	–	1,125,000,000	–	–	–	–	–	1,125,000,000
發行股份費用	–	(452,015)	–	–	–	–	–	(452,015)
出售時撥回之重估儲備	–	–	–	(3,349,878)	–	–	–	(3,349,878)
於收益表內扣除之減值虧損	–	–	–	–	2,614,215	–	–	2,614,215
本期純利	–	–	–	–	–	–	801,772,716	801,772,716
二零零四年度中期股息	–	–	–	–	–	–	(208,453,423)	(208,453,423)
於二零零四年六月三十日	4,306,022,975	10,639,281,855	164,246,000	8,011,870,486	184,348,460	(7,456,447)	8,395,464,712	31,693,778,041
重估(虧損)盈餘	–	–	–	(572,705)	173,062,703	–	–	172,489,998
應佔聯營公司物業權益之重估盈餘	–	–	–	81,621,797	–	–	–	81,621,797
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	(5,924,170)	–	(5,924,170)
未於收益表內確認之收益淨額(虧損)	–	–	–	81,049,092	173,062,703	(5,924,170)	–	248,187,625
代替現金股息所發行之股份	28,435,469	–	–	–	–	–	–	28,435,469
代替現金股息所發行之股份溢價	–	182,555,713	–	–	–	–	–	182,555,713
發行股份費用	–	(30,000)	–	–	–	–	–	(30,000)
出售時撥回之重估儲備	–	–	–	(108,320)	–	–	–	(108,320)
本期純利	–	–	–	–	–	–	1,409,327,220	1,409,327,220
二零零四年度末期息	–	–	–	–	–	–	(301,421,608)	(301,421,608)
於二零零四年十二月三十一日	**4,334,458,444**	**10,821,807,568**	**164,246,000**	**8,092,811,258**	**357,411,163**	**(13,380,617)**	**9,503,370,324**	**33,260,724,140**

精簡綜合現金流量表

截至二零零四年十二月三十一日止六個月

	六個月止	
	二零零四年十二月三十一日 (未經審核)	二零零三年十二月三十一日 (未經審核)
	港元	*港元*
(用於) 來自經營業務之現金淨額	**(2,434,247,175)**	1,007,095,471
來自投資業務之現金淨額	**288,486,217**	614,393,314
來自 (用於) 融資業務之現金淨額	**2,762,724,345**	(755,786,486)
現金及現金等值增加淨額	**616,963,387**	865,702,299
期初之現金及現金等值	**2,764,455,851**	1,080,391,668
匯兑率改變之影響	**(23,703,303)**	5,951,271
期終之現金及現金等值	**3,357,715,935**	1,952,045,238
現金及現金等值結餘之分析:		
定期存款、銀行存款及現金	**3,362,279,935**	1,956,609,238
銀行透支	**(4,564,000)**	(4,564,000)
	3,357,715,935	1,952,045,238

1. 編製基準

本精簡財務報告書乃遵照香港聯合交易所有限公司證券上市規則附錄十六內可適用之披露規定及會計實務準則第二十五條「中期財務報告」之規定編製。

2. 主要會計政策

本精簡財務報告書乃按過往採用之成本慣例並就重估投資物業及證券投資而作出修訂後編製。

編製此財務報告書所採納之會計政策與二零零四年六月三十日止年度所採納的均屬一致。

3. 分部資料

業務分部

作為管理用途，本集團目前由五個經營分區組成－物業、證券、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

二零零四年十二月三十一日止六個月

	物業	證券	財務	酒店	物業管理及服務	抵銷	綜合
	港元	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*
收入							
營業額							
物業租賃	423,730,637	–	–	–	–	–	423,730,637
物業銷售	2,150,444,412	–	–	–	–	–	2,150,444,412
酒店經營	–	–	–	144,068,699	–	–	144,068,699
管理服務	32,924,817	–	–	–	175,915,837	–	208,840,654
股票投資及買賣	–	21,663,512	–	–	–	–	21,663,512
財務	–	–	13,490,540	–	–	–	13,490,540
	2,607,099,866	21,663,512	13,490,540	144,068,699	175,915,837	–	2,962,238,454
其他經營收益	8,283,595	53,293	676,693	–	8,249,918	–	17,263,499
內部分部銷售*	–	–	–	–	7,227,668	(7,227,668)	–
總收入	2,615,383,461	21,716,805	14,167,233	144,068,699	191,393,423	(7,227,668)	2,979,501,953
分部業績	1,092,829,447	161,403,597	14,167,233	70,907,980	75,049,076	–	1,414,357,333
未分配企業支出							(207,937,195)
經營溢利							1,206,420,138

3. 分部資料 *(續)*

業務分部 *(續)*

二零零三年十二月三十一日止六個月

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	抵銷 港元	綜合 港元
收入							
營業額							
物業租賃	415,246,219	–	–	–	–	–	415,246,219
物業銷售	2,594,720,610	–	–	–	–	–	2,594,720,610
酒店經營	–	–	–	129,511,422	–	–	129,511,422
管理服務	32,684,285	–	–	–	173,656,186	–	206,340,471
股票投資及買賣	–	20,452,698	–	–	–	–	20,452,698
財務	–	–	30,121,897	–	–	–	30,121,897
	3,042,651,114	20,452,698	30,121,897	129,511,422	173,656,186	–	3,396,393,317
其他經營收益	10,713,401	1,738,014	1,835,603	–	4,750,328	–	19,037,346
內部分部銷售*	–	–	–	–	12,410,949	(12,410,949)	–
總收入	3,053,364,515	22,190,712	31,957,500	129,511,422	190,817,463	(12,410,949)	3,415,430,663
分部業績	822,452,773	118,047,378	31,957,500	62,637,270	78,279,792	–	1,113,374,713
未分配企業支出							(173,582,017)
經營溢利							939,792,696

* *內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。*

4. 經營溢利

	六個月止 二零零四年 十二月三十一日 *港元*	六個月止 二零零三年 十二月三十一日 *港元*
經營溢利已扣除下列項目：		
酒店存貨成本	**13,419,165**	11,994,412
折舊	**9,137,837**	8,023,390

5. 財務收益

	六個月止	
	二零零四年 十二月三十一日 *港元*	二零零三年 十二月三十一日 *港元*
利息收益來自：		
借予聯營公司之款項	**22,355,066**	30,073,491
借予投資公司之款項	**3,416,640**	3,450,391
銀行存款	**5,246,015**	13,599,037
	31,017,721	47,122,919

6. 財務成本

	六個月止	
	二零零四年 十二月三十一日 *港元*	二零零三年 十二月三十一日 *港元*
貸款利息支出	**85,540,078**	116,446,927
贖回可換股票據之溢價準備	**–**	8,423,671
攤銷可換股債券／票據之發行成本	**795,028**	3,787,405
貸款融資之安排費用及財務開支	**5,112,121**	13,853,811
	91,447,227	142,511,814
減：已撥充發展中物業成本之數額	**(22,327,828)**	(31,536,930)
	69,119,399	110,974,884

7. 應佔聯營公司業績

應佔聯營公司業績包括收購聯營公司時產生之商譽攤銷6,477,214港元 *(截至二零零三年十二月三十一日止六個月：6,477,214港元)* 及收購一間聯營公司時產生之負商譽撥回2,564,199港元 *(二零零三年十二月三十一日止六個月：2,564,199港元)*。

8. 所得税項

	六個月止	
	二零零四年十二月三十一日	二零零三年十二月三十一日
	港元	*港元*
支出包括：		
本公司及其附屬公司税項		
香港利得税	**129,987,694**	82,057,376
海外	**9,877,100**	–
遞延税項	**2,240,309**	(3,387,207)
	142,105,103	78,670,169
應佔聯營公司税項		
香港利得税	**100,513,301**	9,843,764
遞延税項	**2,879,028**	1,160,741
	103,392,329	11,004,505
	245,497,432	89,674,674

香港利得税乃根據期內之估計應課税溢利按税率17.5%計算 *(截至二零零三年十二月三十一日止六個月：17.5%)*。

中華人民共和國及其他地區之税項乃根據本集團經營業務之國家及地區之適用税率計算。

税務局就一間全資附屬公司信和財務有限公司(「信和財務」)一九九五／九六、一九九六／九七及一九九七／九八之課税年度進行税務查詢，並發出大約165,514,000港元額外評税通知單予信和財務，信和財務已向税務局提出反對。税務局同時就另一間全資附屬公司城邦有限公司(「城邦」)一九九八／九九至二零零一／零二之課税年度進行税務查詢，並發出大約263,438,000港元額外評税通知單予城邦，城邦已向税務局提出反對。董事會認為鑑於此等税務查詢仍處於資料搜集階段，現階段無法準確預測查詢結果，因此，並無為此而作出撥備。

9. 股息

	六個月止	
	二零零四年十二月三十一日	二零零三年十二月三十一日
	港元	*港元*
二零零四年六月三十日止年度末期息每股7港仙 *(二零零三年六月三十日止年度每股2港仙)*，每股附有以股代息認購權	**301,421,608**	77,726,686

董事會宣佈派發截至二零零四年十二月三十一日止六個月之中期息每股8.5港仙 *(二零零三年十二月三十日止六個月：5港仙)* 予於二零零五年四月十九日登記在本公司股東名冊之股東。

10. 每股盈利

每股基本及攤薄後盈利乃根據以下數據計算：

	六個月止	
	二零零四年十二月三十一日	二零零三年十二月三十一日
	港元	*港元*
用以計算每股基本盈利之盈利	**1,409,327,220**	607,053,909
可能有攤薄影響之普通股：		
除稅後財務成本減少淨額	**2,979,167**	30,279,447
用以計算每股攤薄後盈利之盈利	**1,412,306,387**	637,333,356
	股份數目	股份數目
用以計算每股基本盈利之普通股之加權平均數	**4,307,877,462**	3,887,691,551
可能有攤薄影響之普通股：		
可換股債券／票據	**47,130,906**	375,000,000
用以計算每股攤薄後盈利之普通股之加權平均數	**4,355,008,368**	4,262,691,551

11. 投資物業

二零零四年十二月三十一日止六個月期間內，111,861,403港元之發展中物業轉撥至投資物業 *(二零零三年十二月三十一日止六個月：151,184,995港元)*。

12. 物業、廠房及設備

二零零四年十二月三十一日止六個月期間內，新增之物業、廠房及設備為9,590,383港元 *(二零零三年十二月三十一日止六個月：4,338,765港元)*。

13. 投資聯營公司權益

	二零零四年 十二月三十一日 *港元*	二零零四年 六月三十日 *港元*
應佔資產淨值	**3,047,931,180**	2,517,969,742
商譽	**148,975,930**	155,453,144
負商譽	**(87,182,747)**	(89,746,946)
	3,109,724,363	2,583,675,940
借予聯營公司款項減撥備	**7,842,049,313**	7,883,811,545
	10,951,773,676	10,467,487,485

稅務局就本集團之聯營公司坤貿有限公司(「坤貿」)之全資附屬公司廣滔投資有限公司(「廣滔」)由一九九四／九五至二零零二／零三之課稅年度及Erleigh Investments Limited之全資附屬公司Murdoch Investments Inc.(「MII」)由一九九四／九五至一九九七／九八之課稅年度進行稅務查詢，並分別發出大約396,088,000港元及37,759,000港元額外評稅通知單予廣滔及MII，廣滔及MII已向稅務局提出反對。於二零零四年十二月三十一日本集團應佔數額估計大約分別為99,022,000港元及16,992,000港元。鑑於此稅務查詢仍處於資料搜集階段，廣滔及MII管理層認為現階段無法準確預測查詢結果，因此，廣滔及MII之財務報告書並無為此而作出撥備。

本公司之董事會已知悉上述事件及提出查詢。董事會認為上述事件並無重大進展及改變。

14. 應收貸款

本集團提供貸款予購買本集團物業之買家，還款細則於貸款合約內定明。

15. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款90,270,178港元 *(二零零四年六月三十日：97,659,576港元)*，此等應收貿易賬款主要為預開發票及預期見票兑付之應收租金及應收銷售收入。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零四年十二月三十一日	二零零四年六月三十日
	港元	*港元*
0－30日	**35,768,630**	46,899,315
31－60日	**11,348,200**	5,607,267
61－90日	**4,653,359**	5,531,392
超過90日	**38,499,989**	39,621,602
	90,270,178	97,659,576

超過90日之應收貿易賬款為38,499,989港元 *(二零零四年六月三十日：39,621,602港元)* 足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

16. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款109,483,790港元 *(二零零四年六月三十日：54,121,726港元)*。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零四年十二月三十一日	二零零四年六月三十日
	港元	*港元*
0－30日	**100,183,492**	48,246,869
31－60日	**4,739,673**	1,419,455
61－90日	**149,562**	336,045
超過90日	**4,411,063**	4,119,357
	109,483,790	54,121,726

17. 借貸

二零零四年十二月三十一日止六個月期間內，本集團發行2,500,000,000港元於二零零九年到期之一厘六二五定息可換股債券(「該債券」)。該債券可於二零零四年十二月三十日至二零零九年十月三十日止期間內，隨時按每股9.225港元之發行兑換價(可予調整)兑換本公司之普通股股份。

18. 資產按揭

(a) 於二零零四年十二月三十一日，本集團以若干有牌價投資、物業、定期存款及銀行存款作為抵押，所取得之銀行貸款、透支及其他貸款融資合共13,895,431,012港元 *(二零零四年六月三十日：11,918,419,585港元)*。於上述結算日已被動用之貸款為6,708,291,262港元 *(二零零四年六月三十日：5,849,473,585港元)*。

(b) 於二零零四年十二月三十一日，若干聯營公司投資及借予若干聯營公司款項之利益已抵押或轉讓，以取得銀行或財務機構提供予該等公司之貸款融資。本集團應佔該等融資之數額達2,801,721,667港元 *(二零零四年六月三十日：2,699,860,049港元)*，其中2,441,961,578港元 *(二零零四年六月三十日：2,537,624,606港元)* 已被動用並由本公司擔保。

19. 承擔及或然負債

於資產負債表結算日，本集團尚未於財務報告書內撥備之承擔及或然負債如下：

		二零零四年十二月三十一日 *港元*	二零零四年六月三十日 *港元*
(a)	物業發展費用之承擔：		
	已批准但未簽約	**111,089,814**	46,056,752
	已簽約但未撥備	**2,359,982,195**	2,760,051,382
		2,471,072,009	2,806,108,134
(b)	就聯營公司之銀行貸款及其他負債作出之擔保：		
	已動用	**2,441,961,578**	2,537,624,606
	未動用	**362,265,089**	164,740,443
		2,804,226,667	2,702,365,049

(c) 於一九九六年十二月十九日，本公司及其全資附屬公司Mariner International Hotels Limited（合稱「Mariner」）與恒隆有限公司及其附屬公司Atlas Limited（合稱「恒隆」）訂立協議（「該協議」），收購一間擁有新界荃灣油柑頭物業之公司，該物業原定會發展成為一間酒店。根據該協議，Mariner應付之總代價為1,070,000,000港元，其中Mariner已向恒隆支付按金及部份付款合共321,000,000港元。於一九九八年六月三十日，Mariner終止該協議。就此項終止協議Mariner與恒隆展開訴訟。並已就何方未履行協議此爭論點進行審訊。於二零零四年八月二日，法官就此爭論點裁定恒隆勝訴。

Mariner已按法律顧問的意見就有關裁決作出上訴。有關上訴將於二零零五年十一月展開聆訊。鑑於未能預測有關上訴之結果，董事會認為無需於截至二零零四年十二月三十一日止六個月就有關之按金及其他負債作出撥備。

截止過戶日期

本公司將由二零零五年四月十四日至二零零五年四月十九日，首尾兩天包括在內，暫停辦理股份過戶登記手續。二零零五年四月十九日辦公時間結束時為中期股息之記錄日期。

要取得獲派中期股息之資格，各股東最遲須於二零零五年四月十三日下午四時三十分前，將一切過戶文件連同有關股票送達本公司之股票登記處－標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，辦理登記手續。

購買、售賣或贖回本公司之上市證券

中期年度內，本公司及各附屬公司並無購買、售賣或贖回本公司之任何上市證券。

董事所持有本公司及其相聯公司之股份及債權證

根據證券及期貨條例(「證券條例」)第XV部第352條規定備存的登記冊記載，或依據載於香港聯合交易所有限公司之證券上市規則(「上市規則」)內上市公司董事進行證券交易的標準守則(「標準守則」)，通知本公司及香港聯合交易所有限公司(「聯交所」)，董事於二零零四年十二月三十一日在本公司及證券條例下所指相聯公司的股份、相關股份及債權證中擁有的權益及淡倉載列如下:

(甲) 本公司股份之好倉

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	2,646,430	118,166股為實益擁有人及2,528,264股為配偶權益	0.06%
夏佳理先生，GBS, OBE, JP	1,044,095	實益擁有人	0.02%
鄭明訓先生，JP	61,661	實益擁有人	≃ 0%
楊柏軒先生 *(附註甲)*	14,999	實益擁有人	≃ 0%
盛智文博士，GBS, JP	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—

董事所持有本公司及其相聯公司之股份及債權證 *(續)*

(乙) 相聯公司股份之好倉

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	530,880	實益擁有人	0.03%
夏佳理先生，GBS, OBE, JP	60,000	實益擁有人	≃ 0%
鄭明訓先生，JP	–	–	–
楊柏軒先生 *(附註甲)*	–	–	–
盛智文博士，GBS, JP	–	–	–
唐國通先生	–	–	–
余惠偉先生	–	–	–

(ii) 相聯公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

相聯公司名稱	普通股數目		所佔已發行股份百分比
駿商有限公司	50	*(附註 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(附註 1 & 3)*	100%
Dramstar Company Limited	440	*(附註 1 & 4)*	44%
霸滔有限公司	1	*(附註 1 & 5)*	50%
Erleigh Investment Limited	110	*(附註 1 & 5)*	55%
長誠財務有限公司	1	*(附註 1 & 5)*	50%
霸都財務有限公司	5	*(附註 1 & 6)*	50%
霸都置業有限公司	5,000	*(附註 1 & 6)*	50%
藍灣半島物業管理有限公司	10	*(附註 1 & 5)*	50%
旋翠有限公司	500,000	*(附註 1 & 5)*	50%
擴財有限公司	1	*(附註 1 & 7)*	50%
Murdoch Investments Inc.	2	*(附註 1 & 3)*	100%
集利財務有限公司	1	*(附註 1 & 5)*	50%
允傑發展有限公司	20,000	*(附註 1 & 8)*	10%
Rich Century Investment Limited	500,000	*(附註 1 & 5)*	50%
銀寧投資有限公司	10	*(附註 1 & 5)*	50%
Sino Club Limited	2	*(附註 9)*	100%
信和停車場管理有限公司	450,000	*(附註 10)*	50%
信和地產代理有限公司	50,000	*(附註 10)*	50%

董事所持有本公司及其相聯公司之股份及債務證券權益 *(續)*

(乙) 相聯公司股份之好倉 *(續)*

(ii) 相聯公司 *(續)*

附註：

1. *Osborne Investments Ltd.(「Osborne」)乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制百分之五十的Boswell Holdings Limited全資擁有。*

2. *股份由Osborne全資附屬公司Devlin Limited所持有。*

3. *股份由Osborne控制百分之五十五的Erleigh Investment Limited所持有。*

4. *股份由Osborne控制百分之五十的旋翠有限公司所持有。*

5. *股份由Osborne所持有。*

6. *股份由Osborne全資附屬公司城姿有限公司所持有。*

7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*

8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有。*

9. *股份由Deansky Investments Limited控權百分之五十的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生百分百控權。*

10. *股份由Deansky Investments Limited所持有。*

甲. *楊柏軒先生已於二零零五年三月十日辭任執行董事之職。*

除上文所披露者外，於二零零四年十二月三十一日，董事概無於本公司或任何相聯公司之股份、相關股份及債權證中，擁有或視作擁有任何權益或淡倉，並載於本公司依據證券條例第352條規定備存之登記冊內，或根據標準守則須知會本公司及聯交所。

主要股東及其他股東權益

於二零零四年十二月三十一日，下列主要股東及其他股東於本公司股份及相關股份中，擁有須根據證券條例第XV部第336條所存置之登記冊內的權益及淡倉載列如下：

本公司股份之好倉

主要股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃廷方先生	2,325,659,606 *(附註1 & 5)*	24,977,940股為實益擁有人，3,326,290股為配偶權益及2,297,355,376股為受控公司權益	53.65%
尖沙咀置業集團有限公司	2,237,661,610 *(附註1(a), 1(b) & 5)*	1,056,974,131股為實益擁有人及1,180,687,479股為受控公司權益	51.62%

其他股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
陳廷驊先生	321,854,271 *(附註2 & 4)*	受控公司權益	7.42%
陳楊福娥女士	321,854,271 *(附註2, 3 & 4)*	配偶權益	7.42%
Xing Feng Investments Limited	321,854,271 *(附註2 & 4)*	受控公司權益	7.42%
興智投資有限公司	321,854,271 *(附註2 & 4)*	實益擁有人	7.42%
堅固資本控股有限公司	314,276,891	314,136,347股為保證權益及140,544股為實益擁有人	7.25%
Spangle Investment Limited	268,999,231 *(附註5)*	實益擁有人	6.20%
JPMorgan Chase & Co.	236,252,983 *(附註6)*	156,269,475股為實益擁有人，56,000股為投資經理及79,927,508股為保管人－法團／核准借出代理人	5.45%

本公司股份之好倉 *(續)*

附註：

1. *關於受控公司所持之2,297,355,376股：*

   (a) *1,056,974,131股由黃廷方先生擁有百分之七十一點七二股份權益之尖沙咀置業集團有限公司持有。*

   (b) (i) *32,408,137股由尖沙咀置業集團有限公司之全資附屬公司南隆地產發展有限公司控權百分之九十五點二三之Orchard Centre Holdings (Pte) Limited所持有；及*

   (ii) *1,148,279,342股由尖沙咀置業集團有限公司全資附屬公司持有（包括由Spangle Investment Limited所持的268,999,231股（附註5））；及*

   (c) *59,693,766股由黃廷方先生控權百分百之公司所持有－877股由Fanlight Investment Limited持有，25,107,076股由Karaganda Investments Inc.持有，1,104,629股由Orient Creation Limited持有，5,240,904股由Strathallan Investment Limited持有，15,796,160股由Strong Investments Limited持有，12,172,506股由Tamworth Investment Limited持有及271,614股由Transpire Investment Limited持有。*

2. *321,854,271股之好倉由興智投資有限公司持有。興智投資有限公司乃由陳廷驊先生控權百分百的Xing Feng Investments Limited全資擁有。*

3. *陳楊福娥女士為陳廷驊先生的配偶，故被視為擁有陳先生所持有之股份權益。*

4. *陳廷驊先生、陳楊福娥女士、Xing Feng Investments Limited及興智投資有限公司所擁之股份權益是重覆的。*

5. *268,999,231股由尖沙咀置業集團有限公司之全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重覆的。*

6. *236,252,983股之好倉包括79,927,508股可供借出的股份。*

除上文所披露者外，據本公司董事所知，於二零零四年十二月三十一日概無任何人士於本公司之股份及相關股份中擁有任何權益或淡倉，並載於本公司依據證券條例第336條規定備存之登記冊內，或是本公司之主要股東。

根據上市規則第13.16段及13.22段之披露

本公司根據香港聯合交易所有限公司之證券上市規則第13.16段及13.22段披露以下關於聯屬公司所呈報之最近財政年度終結時債務、資本承擔及或然負債之摘要資料。

	於 二零零四年 十二月三十一日 *港元*	於 二零零四年 六月三十日 *港元*
集團應佔其聯屬公司之所有債務:		
銀行貸款	**2,235,561,578**	2,306,624,606
其他貸款	**206,400,000**	231,000,000
	2,441,961,578	2,537,624,606
集團提供之借款	**9,333,487,744**	9,513,338,484
	11,775,449,322	12,050,963,090
集團應佔其聯屬公司之資本承擔：		
已批准但未簽約	**–**	–
已簽約但未撥備	**242,083,192**	358,494,315
	242,083,192	358,494,315
集團應佔其聯屬公司之或然負債	**–**	–

附註：上述之「聯屬公司」指集團之聯營公司

遵守規章委員會

為加強公司管治，本集團於二零零四年八月三十日成立遵守規章委員會，其成員包括法律及公司秘書董事、法律及公司秘書部門兩名主管、發展部門董事、行政總裁（酒店）或其指定人士、財務總裁、內部審計部門主管及遵守規章主任組成。遵守規章委員會設有兩種匯報機制，主要匯報機制為透過法律及公司秘書董事向董事會匯報，而次要匯報機制則向審核委員會匯報。遵守規章委員會已於二零零五年二月舉行其首次會議。

審核委員會

依據上市規則之要求，審核委員會於一九九八年九月二十三日成立。審核委員會須向董事會負責，且自成立以來定期舉行會議，就本集團之財務申報程序及內部監管作出檢討並提供改善建議，其成員包括獨立非執行董事夏佳理先生，GBS, OBE, JP、鄭明訓先生，JP及盛智文博士，GBS, JP。於中期年度內審核委員會曾舉行一次會議審閱本公司去年之年報。於二零零五年第一季度內，審核委員會已舉行一次會議審閱本中期報告。

董事證券交易守則

於二零零四年九月，本公司已訂立一套與上市規則的標準守則所訂標準同樣嚴格的董事證券交易守則(「本公司守則」)。本公司已向全體董事作出特定查詢，全體董事已確認彼等於中期年度內遵守載於標準守則及本公司守則之規定標準。

最佳應用守則

董事並不知悉任何資料，足以合理顯示本公司目前或曾於中期年度內任何時間未有遵守於二零零五年一月一日前有效之香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

獨立非執行董事之任期乃根據本公司之組織章程細則之規定，按序於股東週年大會上輪值告退及膺選連任。

承董事會命
秘書
葉世光

香港，二零零五年三月十七日

核數師獨立審閱報告



德勤

致信和置業有限公司董事會之獨立審閱報告

引言

我們受　貴公司委托審閱於第40頁至51頁的中期財務報告。

董事的責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的會計實務準則第二十五條「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由他們審批。

本行的責任是根據我們的審閱，對中期財務報告作出獨立的結論，並將此結論謹向股東作出報告，而不作其他用途。我們概不就本報告之內容而向任何其他人士負責或承擔任何責任。

審閱工作

我們的審閱工作是按照香港會計師公會頒佈的核數準則第七零零條「審閱中期財務報告」進行的。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹地運用(除非已在中期財務報告內另作披露)。審閱工作並不包括審計程序(如測試內部監控系統和核實資產、負債及交易活動)。由於審閱的工作範圍比審計工作少很多，因此只能提供較審計工作為低的確定程度。所以，我們不會對中期財務報告作出審計意見。

審閱結論

根據我們審閱(並不構成審計工作)的結果，我們並不察覺須對截至二零零四年十二月三十一日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零五年三月十七日